RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                  June 30, 2005

U.S. Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street, N.W.
Washington, D.C., 20549
Attn: Jonathan Gottlieb, Esq.
      Mark Webb, Esq.

      Re:       Bio-Bridge Science, Inc.
                Amendment No. 2 to Registration Statement on Form SB-2 Filed June 29, 2005
                File No. 333-121786

Dear Messers. Gottlieb and Webb:

      We enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto. Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated June 3, 2005. Set forth below are Bio-Bridge Science, Inc's (the "Company") responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

Summary, page 3

1. Please revise to provide additional summarized information about the principal obstacles remaining before you may have a commercial product. Please provide a realistic estimate of the time it may take before you may have a commercial product.

U.S. Securities and Exchange Commission
June 30, 2005
Page 2


      We have added disclosure about the principal obstacles remaining before we may have a commercial product to the Summary on page 3. We have also revised our disclosure to provide a realistic estimate of time before our product may be brought to market.

Government Regulation in China, Japan and the United States, page 25

2. Please provide estimated times for each step in the regulatory process in each country. Please clarify the estimated time and capital needed to bring the vaccine to market in each of the three countries.

      We have added disclosure to clarify the estimated times for each step in the regulatory process as well as the estimated time and capital needed to bring the vaccine to market in China, the U.S. and Japan.

Competition, page 27

3. Please revise your statement that "we believe we have significant intellectual property protection to prevent other from developing a competing vaccine" to clarify that you only believe that you can prevent others from developing a competing vaccine using the same technology as yours and that others are developing competing vaccines.

      In response to the Staff's comment, we have revised our disclosure on page 27 to clarify that we believe that we can prevent others from developing a competing vaccine.

Management's Discussion and Analysis, page 28

4. Please review your reference to "pre-clinical testing" to clarify that this involves testing on animals not humans.

      We have revised our disclosure to clarify that pre-clinical testing involves testing on laboratory animals on pages 3, 5, 6, 8, 9, 13, 23, 28 and 29.

5. Please reconcile the going concern opinion of your auditors as well as your statement on page 28 that you "will need to obtain additional financing ... to fund our cash needs and continue our operations for the next 12 months" with your statement on page 29 that "We believe that we have adequate cash to satisfy our ...on-going operations...for the next 12 months."

      We have deleted the referenced disclosure on page 29.

Consolidated Financial Statements

General

U.S. Securities and Exchange Commission
June 30, 2005
Page 3


1. Please refer to our previous comment 51. We could not locate separate correspondence from your auditors. Please have your independent accounting firm supplementally tell us the audit procedures used to determine the existence, and appropriate values of fixed assets, including construction in process and the land use right. In addition, the accounting firm should supplementally tell us their expertise in valuing assets held in China.

      We respectfully resubmit the independent accounting firm's supplemental response as Exhibit A to this letter.

Note 1. Organization and Principal Activities - page F-6

2. Please refer to our previous comment 48. We note discussion of the reasons why the company has a going concern disclosure in the financial statements. However, no discussion of management's viable plan to overcome these difficulties could be located. Please revise here and in MD&A to include this discussion as required by FRR-16.

      In response to the Staff's comment, we have added disclosure to this section as requested on page 7 of the Notes to the financial statements for the fiscal years ended December 31, 2004 and December 31, 2004.

Note 5. Loss on investment - page F-12

3. Please revise to disclose management's reasons for acquiring Aegir and why it subsequently decided to sell.

      We have added disclosure to disclose our reasons for acquiring Aegir and then subsequently selling it.

4. Please revise to disclose how recognizing the note receivable from Nakagawa Corporation at its present value resulted in loss.

      We have revised our disclosure to clarify how recognizing the note receivable from Nakagawa at its present value resulted in loss.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Questions or comments regarding the Registration Statement may be directed to the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                   Sincerely,


                                   /s/ Dorothy B. Vinski
                                   Dorothy B. Vinski

Enclosures

U.S. Securities and Exchange Commission
June 30, 2005
Page 4


                                    Exhibit A

WEINBERG & COMPANY, P.A.
----------------------------
CERTIFIED PUBLIC ACCOUNTANTS

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549
Attn: Jonathon E. Gottlieb, Esq
      Mark Webb, Esq

      Re: Bio-Bridge Science, Inc.
          Registration Statement on Form SB-2
          File No. 333-121786

Messrs Gottlieb and Webb:

We enclose for filing our response to the Staff's comment relating to the above-referenced registration statement. We have reproduced the Staff's comment in bold type and have followed the comment with our response

      49. Considering the significance of fixed assets; including fixed assets, construction in process and land use right, held by you in China, please have your independent accounting firm supplementally tell us the audit procedures used to determine the existence of these assets, the appropriate values assigned to these assets in the consolidated balance sheets and of its expertise in valuing assets held in China.

Weinberg & Company utilized the services of our correspondent firm, KP Cheng & Co, a firm chartered in Hong Kong and registered with the PCAOB. In response to your question, the audit procedures included physical observation of the major fixed assets and construction in progress, and tests of the accounting records including vouching of selected items to the vendor's invoices and contracts. As it relates to the land use right, the audit procedures included vouching of the amount of the payment for such right and observation and verification that the original land use right certificate issued by the local authority was properly issued in the name of the Company's subsidiary, Bio Bridge Science Beijing. All amounts were recorded as assets by the Company were based upon their historical cost basis.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.

                                Very truly yours,

                                /s/ Weinberg & Company
                                Weinberg & Company

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